Exhibit 99.1

Aptose Biosciences to Participate at the Bloom Burton & Co. Healthcare Investor Conference 2017

SAN DIEGO and TORONTO, April 25, 2017 (GLOBE NEWSWIRE) -- Aptose Biosciences Inc. (NASDAQ:APTO), (TSX:APS), a clinical-stage company developing highly differentiated therapeutics that target the underlying mechanisms of cancer, today announced that William G. Rice, Chairman, President and Chief Executive Officer, and Gregory K. Chow, Senior Vice President and Chief Financial Officer, will participate at the Bloom Burton & Co Healthcare Investor Conference 2017 on Monday, May 1, 2017 at 2:30 p.m. ET at the Sheraton Centre Toronto Hotel in Toronto, Canada.

Dr. Rice will provide a corporate a corporate overview of the Company’s recent activities and strategic direction.

Time:	2:30 p.m. ET
Date:	Monday, May 1, 2017
Location:	Sheraton Centre Toronto Hotel, Toronto, Canada

A live webcast of the Aptose presentation will be accessible by visiting:

http://wsw.com/webcast/bloomburton2/apto

The webcast will be archived shortly after the live event and will be available for 90 days through the Aptose website at www.aptose.com

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer. The company's small molecule cancer therapeutics pipeline includes products designed to provide single agent efficacy and to enhance the efficacy of other anti-cancer therapies and regimens without overlapping toxicities. For further information, please visit www.aptose.com.

About the Conference

Bloom Burton & Co. is hosting its sixth annual Healthcare Investor Conference on May 1 and 2, 2017 at the Sheraton Centre Toronto Hotel, Toronto, Canada. We aim to showcase approximately sixty of the premier Canadian healthcare companies to our network of investors, who generally join us from across Canada, the U.S. and Europe. We will have networking sessions, keynote speeches and panel discussions with venture capital, public equity and strategic investors. The event attracts investors who are interested in the latest developments in Canadian healthcare companies. Investors will have the opportunity to obtain corporate updates from presenting companies and participate in our 1-on-1 meeting system with company management.

For further information, please contact:

Aptose Biosciences
Greg Chow, CFO
647-479-9828
gchow@aptose.com

SMP Communications
Susan Pietropaolo
201-923-2049
susan@smpcommunications.com